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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                 SCHEDULE TO/A

           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934
                               (Amendment No. 1)

                               ----------------

                           EFFICIENT NETWORKS, INC.
                           (Name of Subject Company)

                               ----------------

                           MEMPHIS ACQUISITION INC.

                              SIEMENS CORPORATION

                          SIEMENS AKTIENGESELLSCHAFT
                      (Names of Filing Persons (Offeror))

                   Common Stock, Par Value $0.001 Per Share
                        (Title of Class of Securities)

                               ----------------

                                   282056100
                     (CUSIP Number of Class of Securities)

                               ----------------

                            Kenneth R. Meyers, Esq.
                              Siemens Corporation
                             153 East 53rd Street
                           New York, New York 10022
                                (212) 258-4000
 (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                              and Communications
                         on Behalf of Filing Persons)

                               ----------------

                                   Copy to:

                             Peter D. Lyons, Esq.
                              Shearman & Sterling
                              1550 El Camino Real
                         Menlo Park, California 94025
                                (650) 330-2200

                               ----------------

                           CALCULATION OF FILING FEE


=================================================================================
           Transaction Valuation*                          Amount of Filing Fee**
---------------------------------------------------------------------------------
               $1,442,561,632                                     $288,512
=================================================================================

* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $23.50 per share tender offer price, by 61,527,589, the sum of the 59,332,385 shares of Common Stock outstanding as of February 21, 2001 and an estimated 2,195,204 shares of Common Stock subject to options, which will vest before March 29, 2001 and with an exercise price of less than $23.50 per share, and subtracting $3,336,710 (which equals 2,195,204 multiplied by $1.52, the average exercise price of such options).

** Calculated as 1/50 of 1% of the transaction value.

[X] Check the box if any part of the fee is offset as provided by Rule 0-
    11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $288,512      Filing Party: Siemens  Aktiengesellschaft
                       --------------               ----------------------------

Form or Registration No.: Schedule TO   Date Filed: March 2, 2001
                          -----------               ----------------------------

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[_] issuer tender offer subject to Rule 13e-4.

[_] going-private transaction subject to Rule 13e-3.

[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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

   This Amendment No. 1 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (this "Schedule TO") is filed by Memphis Acquisition Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Siemens Corporation, a Delaware corporation ("Siemens Corp.") and an indirect wholly owned subsidiary of Siemens Aktiengesellschaft, a corporation formed under the laws of the Federal Republic of Germany ("Siemens AG"). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of Common Stock, par value $0.001 per share (the "Shares"), of Efficient Networks, Inc., a Delaware corporation (the "Company"), at a purchase price of $23.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 2, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Complaint, Daniel Kucera, et al. v. Efficient Networks, Inc., et al., Cause No. 01-02083-C, filed on February 22, 2001, in the County Court of Dallas County in the State of Texas, a copy of which is attached as Exhibit (d)(5) hereto, and the Complaint, Josephine Greenleaf, et al. v. Efficient Networks, Inc., et al., Cause No. 01-02132-D, filed on February 23, 2001, in the County Court of Dallas County in the State of Texas, a copy of which is attached as Exhibit (d)(6) hereto, is incorporated herein by reference with respect to Item 11 of this Schedule TO. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 11. Additional Information.

   Item 11 of the Schedule TO is hereby amended and supplemented to include the following additional information.

   Section 15. Certain Legal Matters and Regulatory Approvals.

   The following paragraph is added in its entirety to the end of Section 15 on page 37:

   "On February 23, 2001, a class action complaint was filed in the County Court of Dallas County in the State of Texas, on behalf of a putative class of public stockholders of the Company alleging causes of action relating to the Merger Agreement and the transactions contemplated thereby. The case is encaptioned Josephine Greenleaf, et al. v. Efficient Networks, Inc., et al., Cause No. 01-02132-D. A copy of the complaint (the "Greenleaf Complaint") filed in connection with the aforementioned action is filed as an Exhibit to the Schedule TO and this summary is qualified in its entirety by reference to the Complaint. The defendants in the action include the Company and its directors. The Greenleaf Complaint alleges, among other things, that defendants breached (and are continuing to breach) their fiduciary duties to the plaintiff and the other members of the putative class by entering into the Merger Agreement without first undertaking procedures allegedly designed to maximize stockholder value. The plaintiff seeks, among other things, to enjoin the defendants from proceeding with and consummating the Offer and the Merger. The Company believes that the class action suit is without merit, and intends to defend it vigorously."

Item 12. Material to Be Filed as Exhibits.

 (a)(1) Offer to Purchase dated March 2, 2001.+

 (a)(2) Form of Letter of Transmittal.+

 (a)(3) Form of Notice of Guaranteed Delivery.+

 (a)(4) Form of Letter from Goldman, Sachs & Co. to Brokers, Dealers,
        Commercial Banks, Trust Companies and Other Nominees.+

 (a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.+

 (a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.+

 (a)(7) Summary Advertisement as published in The Wall Street Journal on March
        2, 2001.+

 (a)(8) Press Release issued by Siemens AG on February 22, 2001.*

 (d)(1) Agreement and Plan of Merger dated as of February 21, 2001 among
        Siemens Corp., Purchaser and the Company.+

 (d)(2) Employment Agreement dated as of February 21, 2001 between the Company and Mark Floyd.+

 (d)(3) Supplemental Agreement dated as of February 21, 2001 between Siemens
        Information and Communication Networks, Inc. and Mark Floyd.+

 (d)(4) Confidentiality Agreement dated as of November 16, 2000 between Siemens
        Corp. and the Company.+

 (d)(5) Complaint, Daniel Kucera, et al. v. Efficient Networks, Inc., et al.,
        Cause No. 01-02083-C, filed on February 22, 2001, in the County Court of Dallas County in the State of Texas.

 (d)(6) Complaint, Josephine Greenleaf, et al. v. Efficient Networks, Inc., et al., Cause No. 01-02132-D, filed on February 23, 2001, in the County
        Court of Dallas County in the State of Texas.

 (g)    None.

 (h)    None.

--------
* Incorporated by reference to the Schedule TO-C filed by Siemens AG, Siemens Corp. and Purchaser on February 21, 2001.

+ Incorporated by reference to the Schedule TO filed by Siemens AG, Siemens Corp. and Purchaser on March 2, 2001.

Item 13. Information Required by Schedule 13E-3.

   Not applicable.

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2001

                                          MEMPHIS ACQUISITION INC.

                                          By: /s/ Christoph Ferner
                                            -----------------------------------
                                             Name: Christoph Ferner
                                             Title: President

                                          By: /s/ Gunther Barth
                                            -----------------------------------
                                             Name: Gunther Barth
                                             Title: Vice President

                                          SIEMENS CORPORATION

                                          By: /s/ E. Robert Lupone
                                            -----------------------------------
                                             Name: E. Robert Lupone
                                             Title: Senior Vice President,
                                                 General Counsel and Secretary

                                          By: /s/ William G. Moran
                                            -----------------------------------
                                             Name: William G. Moran
                                             Title: Vice President

                                          SIEMENS AKTIENGESELLSCHAFT

                                          By: /s/ Roland Koch
                                            -----------------------------------
                                             Name: Roland Koch
                                             Title: Senior Vice President

                                          By: /s/ Christina Stercken
                                            -----------------------------------
                                             Name: Christina Stercken
                                             Title: Managing Director

                                 EXHIBIT INDEX

 Exhibit No.
 -----------
 (a)(1)      Offer to Purchase dated March 2, 2001.+

 (a)(2)      Form of Letter of Transmittal.+

 (a)(3)      Form of Notice of Guaranteed Delivery.+

 (a)(4)      Form of Letter from Goldman, Sachs & Co. to Brokers, Dealers,
             Commercial Banks, Trust Companies and Other Nominees.+

 (a)(5)      Form of Letter from Brokers, Dealers, Commercial Banks, Trust
             Companies and Nominees to Clients.+

 (a)(6)      Form of Guidelines for Certification of Taxpayer Identification
             Number on Substitute Form W-9.+

 (a)(7)      Summary Advertisement as published in The Wall Street Journal on
             March 2, 2001.+

 (a)(8)      Press Release issued by Siemens AG on February 22, 2001.*

 (d)(1)      Agreement and Plan of Merger dated as of February 21, 2001 among
             Siemens Corp., Purchaser and the Company.+

 (d)(2)      Employment Agreement dated as of February 21, 2001 between the
             Company and Mark Floyd.+

 (d)(3)      Supplemental Agreement dated as of February 21, 2001 between
             Siemens Information and Communication Networks, Inc. and Mark
             Floyd.+

 (d)(4)      Confidentiality Agreement dated as of November 16, 2000 between
             Siemens Corp. and the Company.+

 (d)(5) Complaint, Daniel Kucera, et al. v. Efficient Networks, Inc., et al., Cause No. 01-02083-C, filed on February 22, 2001, in the
             County Court of Dallas County in the State of Texas.

 (d)(6)      Complaint, Josephine Greenleaf, et al. v. Efficient Networks,
             Inc., et al., Cause No. 01-02132-D, filed on February 23, 2001, in the County Court of Dallas County in the State of Texas.

 (g)         None.

 (h)         None.

--------
* Incorporated by reference to the Schedule TO-C filed by Siemens AG, Siemens Corp. and Purchaser on February 21, 2001.

+ Incorporated by reference to the Schedule TO filed by Siemens AG, Siemens Corp. and Purchaser on March 2, 2001.